UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION1
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13G
                              (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
      13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(b)

                            (Amendment No.___)


                     GENAISSANCE PHARMACEUTICALS, INC.
                     ---------------------------------
                             (Name of Issuer)

                      Common Stock, $0.001 Par Value
                      ------------------------------
                      (Title of Class of Securities)

                                 36867W105
                                 ---------
                              (CUSIP Number)

                             October 29, 2003
                             ----------------
          (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]   Rule 13d-1(b)

          [x]   Rule 13d-1(c)

          [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.36867W105             SCHEDULE 13G                Page 1 of 10



 1   Name of Reporting Person      Black Hill Investment Advisors, L.L.C.

     IRS Identification No. of Above Person                    71-0917659

 2   Check the Appropriate Box if a member of a Group            (a)  [ ]
                                                                 (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                        Delaware

   NUMBER OF       5    Sole Voting Power                       4,663,510
    SHARES
 BENEFICIALLY      6    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                  4,663,510
  PERSON WITH
                   8    Shared Dispositive Power                        0

 9    Aggregate Amount Beneficially Owned by Each               4,663,510
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               17.4%

 12   Type of Reporting Person                                          O


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CUSIP No.36867W105             SCHEDULE 13G               Page 2 of 10



 1   Name of Reporting Person                                 Sangbum Kim

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group            (a)  [ ]
                                                                 (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                   United States

   NUMBER OF       5    Sole Voting Power                       4,693,510
    SHARES
 BENEFICIALLY      6    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                  4,693,510
  PERSON WITH
                   8    Shared Dispositive Power                        0

 9    Aggregate Amount Beneficially Owned by Each               4,693,510
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               17.5%

 12   Type of Reporting Person                                      I, HC


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CUSIP No.36867W105             SCHEDULE 13G               Page 3 of 10



 1   Name of Reporting Person                               Richard Billy

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group            (a)  [ ]
                                                                 (b)  [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                   United States

   NUMBER OF       5    Sole Voting Power                       4,693,510
    SHARES
 BENEFICIALLY      6    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                  4,693,510
  PERSON WITH
                   8    Shared Dispositive Power                        0

 9    Aggregate Amount Beneficially Owned by Each               4,693,510
      Reporting Person
 10   Check Box if the Aggregate Amount in Row (9) Excludes           [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               17.5%

 12   Type of Reporting Person                                      I, HC


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CUSIP No.36867W105             SCHEDULE 13G               Page 4 of 10


Item 1(a).  Name of Issuer:

          Genaissance Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          Five Science Park, New Haven, Connecticut  06511

Item 2(a).  Names of Persons Filing:

          Black Hill Investment Advisors, L.L.C.; Sangbum Kim; Richard Billy

Item 2(b).  Address of Principal Business Office or, if none, Residence:

          The business address of each reporting person is 55 Francisco Street, Suite 400, San Francisco, CA 94133.

Item 2(c).  Citizenship:

          Reference is made to Item 4 of the cover pages of this Schedule 13G which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

          Common Stock, $0.001 par value

Item 2(e).  CUSIP Number:

          36867W105

Item 3. Type of Reporting Person.

          If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

          (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

          (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

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CUSIP No.36867W105             SCHEDULE 13G               Page 5 of 10


          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

          Black Hill Investment Advisors, L.L.C. is filing this Schedule 13G because, as the investment manager of a client account for RAM Trading, Ltd. that beneficially holds the securities reflected on Items 5-9 and 11 of page 2 of the cover page of this Schedule 13G (the "Securities"), Black Hill has been granted the authority to dispose of and to vote such Securities.
Sangbum Kim and Richard Billy are filing this Schedule 13G because they are the sole members of Black Hill and control its decisions regarding the disposition and voting of the Securities. The amount of the Securities beneficially owned by Black Hill includes the following held for the account of RAM Trading, Ltd.: (i) 2,222,220 shares of Common Stock receivable upon the conversion of 222,222 shares of Series A Preferred Stock, $0.001 par value, of the issuer ("Series A Preferred Stock"), (ii) 1,563,790 shares of Common Stock receivable upon the conversion of 156,379 shares of Series A Preferred Stock that will be managed by Black Hill which are subject to a warrant exercisable within 60 days, and (iii) 877,500 shares of Common Stock. In addition to the Securities beneficially owned by Black Hill, Sangbum Kim and Richard Billy also have indirect authority to control the disposition and voting of an additional 30,000 shares of the issuer's Common Stock held by an investment partnership.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and/or shareholders of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          The Securities are held by Black Hill in a client account for RAM Trading, Ltd. Dividends from the Securities and the proceeds of sale of the Securities will be for the benefit of RAM Trading, Ltd.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

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CUSIP No.36867W105             SCHEDULE 13G               Page 6 of 10


Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 7, 2003      BLACK HILL INVESTMENT ADVISORS, L.L.C.


                              By:  _______________/s/______________
                                   Richard Billy
                              Its: Managing Member


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CUSIP No.36867W105             SCHEDULE 13G               Page 7 of 10


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  November 7, 2003


                                 _______________/s/________________
                                 Sangbum Kim


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CUSIP No.36867W105             SCHEDULE 13G               Page 8 of 10


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  November 7, 2003


                                 _______________/s/________________
                                 Richard Billy


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CUSIP No.36867W105             SCHEDULE 13G               Page 9 of 10



                               EXHIBIT INDEX

    Exhibit A            Joint Filing Undertaking             Page 10



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CUSIP No.36867W105             SCHEDULE 13G               Page 10 of 10

                                 EXHIBIT A

                         JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  November 7, 2003      BLACK HILL INVESTMENT ADVISORS, L.L.C.


                              By:  _______________/s/______________
                                   Sangbum Kim
                              Its: Managing Member



Dated:  November 7, 2003


                              _______________/s/________________
                              Sangbum Kim



Dated:  November 7, 2003


                              _______________/s/________________
                              Richard Billy